Exhibit 99.1

China Sunergy Announces Third Quarter 2015 Financial Results

NANJING, China, January 29, 2016 - China Sunergy Co., Ltd. (NASDAQ: CSUN) ("China Sunergy" or "the Company"), a specialized solar cell and module manufacturer, today announced its financial results for the third quarter ended September 30, 2015.

Third Quarter 2015 Financial Highlights

•	Total revenue was US$111.1 million, an increase of 27.0% from US$87.5 million in the second quarter of 2015. The revenue for self-branded products totaled US$107.3 million and the revenue for the products processed under the OEM arrangement was US$2.6 million.

•	Shipments totaled 308.9MW, an increase of 67.4% (124.4MW) from 184.5MW in the second quarter of 2015. Module shipments, including module processed under OEM arrangement of 54.3MW, were 208.4MW. Cell shipments, including cell processed under OEM arrangements of 6.1 MW, were 100.5MW.

•	Average selling price ("ASP") for the Company's modules, excluding those processed under OEM arrangements, was US$0.52 per watt, compared with US$0.58 per watt in the second quarter of 2015.

•	Gross profit was US$3.3 million and gross margin was 2.9%, compared with gross profit of US$6.1 million on gross margin of 6.9% in the second quarter of 2015.

•	Net loss attributable to ordinary shareholders was US$22.0 million, compared with US$10.5 million in the second quarter of 2015.

•	Net loss attributable to ordinary shareholders per ADS was US$1.48, compared with US$0.71 in the second quarter of 2015.

•	Cash, cash equivalents and restricted cash totaled US$120.4 million as of September 30, 2015.

Third Quarter 2015 Financial Review

Total Revenue and Shipments

For the third quarter of 2015, total revenue was US$111.1 million, compared with US$87.5 million in the second quarter of 2015. The increase in revenue was mainly due to higher shipments in self-branded solar cells and modules. Revenue from the Company's self-brand modules and cells business totaled US$107.3 million or 96.5% of the total revenue, while revenue generated from the modules and cells processed under OEM arrangement, was US$2.6 million, or 2.4% of total revenue.

Total shipments for the third quarter of 2015 were 308.9MW, an increase of 67.4% from 184.5MW in the previous quarter. The increase in total shipments was primarily resulted from the strong demand in Chinese market. The total shipments to China increased to 195.5MW in the quarter ended September 30, 2015, compared with 48.2MW in the previous quarter. Total module shipments, including modules processed under OEM arrangement of 54.3MW, were 208.4MW for the third quarter of 2015. Total cell shipments, including cell processed under OEM arrangements of 6.1 MW, were 100.5MW for the third quarter of 2015.

Sales revenue derived from Asian market accounted for 72.9% of total revenue in the third quarter of 2015, of which 52.0% of total revenue was generated from China and 9.8% of total revenue was derived from India. In addition, sales to European and American markets represented 17.0% and 8.5% of total revenue in the quarter ended September 30, 2015. Sales revenue contributed by Asia, Europe and America as percentage of total revenue was 39.3%, 25.2% and 34.4%, respectively in the quarter ended June 30, 2015.

ASP

ASP for the Company's self-branded modules for the third quarter of 2015 was US$0.52 per watt, compared with US$0.58 per watt in the previous quarter. The decrease of ASP for the third quarter of 2015 was primarily due to higher shipments to lower price regions. ASP for the Company's self-branded cells during the third quarter of 2015 was US$0.28 per watt, compared with $0.26 per watt in the previous quarter.

Wafer and Conversion Costs

Blended wafer costs in the third quarter of 2015 were US$0.20 per watt and remained flat as compared to previous quarter. Conversion costs of cells and modules manufactured in the third quarter of 2015 were US$0.12 and US$0.18 per watt, respectively, compared with US$0.14 and US$0.18 per watt, respectively, in the previous quarter. The two-cent decrease in the conversion costs of cells was primarily due to the higher output.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2015 was US$3.3 million on gross margin of 2.9%, compared with gross profit of US$6.1 million on gross margin of 6.9% for the second quarter of 2015. The decrease in gross profit and gross margin was primarily due to a faster rate of decline in average selling price for self-branded solar modules as compared to the decrease in the products' unit cost. In addition, a change in geographical mix resulted from higher shipments to lower-margin markets, combined with gross loss for the sales of self-branded solar cells contributed to the margin decrease in the quarter ended September 30, 2015. During the quarter, the unit purchasing price for wafer increased by approximately 5.6% compared with previous quarter, which heightened the unit cost of solar cells.

Operating Expenses, Operating Income (Loss) and Net Loss

Operating expenses increased to US$16.3 million in the third quarter of 2015, from US$13.9 million in the second quarter of 2015. The sequential increase in operating expenses was primarily due to the increase in general and administration expenses. During the third quarter of 2015, general and administration expenses were US$11.4 million during the third quarter of 2015, increased by US$2.7 million as compared to US$8.7 million in the second quarter of 2015. The increase was partly attributable to the increase in bad debt provision of approximately US$1.6 million.

Loss from operations was US$13.0 million in the third quarter of 2015, compared with loss from operations of US$7.8 million in the second quarter of 2015. In addition, the Company had other expenses of US$1.3 million versus other income of US$1.7 million in the previous quarter, which was primarily due to the foreign exchange loss incurred from the depreciation of RMB against U.S dollar.

Correspondingly, net loss attributable to ordinary shareholders was US$21.7 million in the third quarter of 2015, compared with US$10.5 million in the previous quarter.

Amount Due from/to Related Parties

Amount due from related parties totaled US$88.9 million as of September 30, 2015, a decrease of US$1.6 million compared to US$90.5 million as of June 30, 2015. Amount due to related parties totaled US$4.7 million as of September 30, 2015, an increase of US$1.1 million compared to US$3.6 million as of June 30, 2015.

Inventory

Inventories at the end of the third quarter of 2015 totaled US$72.2 million, a decrease of US$13.7 million from US$85.9 million at the end of the second quarter of 2015, which was mainly due to higher shipments during the quarter.

Advance to suppliers

Advance to suppliers totaled US$20.6 million at the end of the third quarter of 2015, an increase of US$11.9 million from US$8.7 million at the end of the second quarter of 2015. The increase was mainly driven by the higher shipments and strong demand for solar modules.

Accrued expenses and other current liabilities

As of September 30, 2015, accrued expenses and other current liabilities increased to US$41.2 million from US$26.2 million as of June 30, 2015. The increase in accrued expenses was primarily resulted from the increase in the accrual of interest expenses of approximately US$2.2 million. The increase in other current liabilities was mainly due to the increased advance from clients of US$12.8 million.

Cash Position

As of September 30, 2015, the Company had cash and cash equivalents of US$30.9 million, and restricted cash of US$89.5 million.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. (NASDAQ:CSUN) designs, manufactures and delivers high efficiency solar cells and modules to the world from its production centers based in China and Turkey. China Sunergy also invests in high potential solar projects. Founded in 2004, China Sunergy is well known for its advanced solar cell technology, reliable product quality, and excellent customer service.

For more information, please visit http://www.csun-solar.com.

Contact Information:

China Sunergy Co., Ltd.
Zhuo Wang
Phone: + 86 25 5276 6696
Email: IR@chinasunergy.com

Safe Harbor Statement

This announcement may contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company's failure to maintain its listing qualification due to, among other things, volatility in the Company's ADS price; the Company's ability to raise additional capital or renew existing bank borrowings as they become due to finance the Company's activities; the Company's customers' financial condition and creditworthiness, and their ability to settle accounts receivables; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings, including any decisions by the US International Trade Committee and Department of Commerce on the petitions filed; the economic slowdown in China and elsewhere and its impact on the Company's operations; demand for and selling prices of the Company's products, execution of our strategy to expand into downstream solar power businesses, the future trading of the common stock of the Company; the ability of the Company to operate as a public company; the Company's ability in maintaining its liquidity; the period of time for which its current liquidity will enable the Company to fund its operations; the Company's ability to protect its proprietary information; general economic and business conditions; the volatility of the Company's operating results and financial condition; the Company's ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

The following financial information is extracted from the Company's condensed consolidated financial statements for the respective periods.

China Sunergy Co., Ltd.

Unaudited Condensed Consolidated Income Statement Information

(In US$'000, except ADS and per ADS data)

	For the 3 months ended
	Sep 30, 2015	Jun 30, 2015	Sep 30, 2014

Total sales	111,129	87,504	63,252
Cost of goods sold	(107,871)	(81,439)	(65,649)
Gross profit	3,258	6,065	(2,397)
Operating expenses:
Selling expenses	(4,077)	(4,224)	(2,725)
General and administrative expenses	(11,425)	(8,745)	(5,657)
Research and development expenses	(800)	(897)	(855)
Total operating expenses	(16,302)	(13,867)	(9,237)
Income(loss) from operations	(13,044)	(7,801)	(11,634)
Interest expense	(7,358)	(5,660)	(7,082)
Interest income	541	1,414	1,668
Other income/(expenses), net	(1,265)	1,666	(9,478)
Income(loss) before income tax	(21,126)	(10,381)	(26,526)
Income tax benefit(expense)	(568)	(112)	190
Net income(loss)	(21,694)	(10,493)	(26,336)
Less: non-controlling interest	288	21	(696)

Net income (loss) attributable to ordinary shareholders	(21,982)	(10,514)	(25,640)

Net income (loss) attributable to ordinary shareholders per ADS
Basic	($1.48)	($0.71)	($1.73)
Diluted	($1.48)	($0.71)	($1.73)

Weighted average ADS outstanding
Basic	14,849,292	14,849,292	14,849,292
Diluted	14,849,292	14,849,292	14,849,292

China Sunergy Co., Ltd

Unaudited Condensed Consolidated Balance Sheet Information

(In US$'000)

	Sep 30, 2015	Jun 30, 2015	Sep 30, 2014
Assets
Current Assets
Cash and cash equivalents	30,889	38,476	21,462
Restricted cash	89,478	109,984	182,347
Accounts receivable, net	71,530	64,634	58,089
Other receivable, net	13,266	30,255	24,793
Project assets	52	54	8,628
Inventories, net	72,221	85,945	69,593
Advance to suppliers, net	20,565	8,701	6,922
Amount due from related parties	88,860	90,518	74,025
Current deferred tax assets	1,914	1,613	2,411
	-	-	-
Total current assets	388,775	430,180	448,270
Property, plant and equipment, net	207,714	214,886	228,105
Prepaid land use rights	22,947	23,087	23,516
Deferred tax assets	9,713	10,135	6,781
Long-term investment	1	1	1
Intangible assets	6	6	-
Other long-term assets	4,699	4,930	5,123
Total assets	633,855	683,225	711,796

Liabilities and equity
Current liabilities
Short-term bank borrowings	283,809	310,634	356,826
Accounts payable	135,133	147,894	94,586
Notes payable	1,063	4,364	9,483
Accrued expenses and other current liabilities	41,203	26,249	22,859
Income tax payable	4,660	4,818	3,929
Amount due to related parties	4,733	3,563	9,116

Total current liabilities	470,601	497,522	496,799
Long-term debt	267,339	271,238	268,529
Long-term payables	-	-	365
Accrued warranty costs	23,104	23,356	21,285
Other liabilities	14,899	15,614	14,757
Total liabilities	775,943	807,730	801,735

Equity:
Ordinary shares: par value $0.0001; 463,247,600 shares authorized, 267,287,253 shares issued and outstanding as of December 31, 2013 and 240,701,253 issued and outstanding as of September 30, 2014 and December 31, 2014	24	24	24

Additional paid-in capital	185,367	185,367	185,367
Treasury shares (at par value)	3	3	3
Accumulated profit(deficit)	(366,022)	(344,011)	(311,295)
Accumulated other comprehensive income	38,795	34,654	36,511
Total equity attributable to China Sunergy Co. Ltd.	(141,833)	(123,963)	(89,390)
Non-controlling interests	(255)	(542)	(549)
Total equity	(142,088)	(124,505)	(89,939)
Total liabilities and equity	633,855	683,225	711,796